Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

As at	March 31, 2015	December 31, 2014

ASSETS
Current assets
Cash	$4,962	$1,142
Trade and other receivables	152,136	203,259
Crude oil inventory	289	262
Financial derivatives	135,755	220,146
	293,142	424,809
Non-current assets
Financial derivatives	2,359	498
Exploration and evaluation assets (note 4)	579,667	542,040
Oil and gas properties (note 5)	5,247,578	4,983,916
Other plant and equipment	29,254	34,268
Goodwill (note 6)	267,922	245,065
	$6,419,922	$6,230,596

LIABILITIES
Current liabilities
Trade and other payables	$303,033	$398,261
Dividends payable to shareholders	16,900	16,811
Financial derivatives	60,481	54,839
	380,414	469,911
Non-current liabilities
Bank loan (note 7)	775,874	663,312
Long-term debt (note 8)	1,491,877	1,399,032
Asset retirement obligations (note 9)	310,183	286,032
Deferred income tax liability	921,895	905,532
	3,880,243	3,723,819

SHAREHOLDERS’ EQUITY
Shareholders' capital (note 10)	3,605,372	3,580,825
Contributed surplus	25,069	31,067
Accumulated other comprehensive income	440,493	199,575
Deficit	(1,531,255)	(1,304,690)
	2,539,679	2,506,777
	$6,419,922	$6,230,596

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Income (Loss) and Comprehensive Income
(thousands of Canadian dollars, except per common share amounts) (unaudited)

	Three Months Ended March 31
	2015	2014

Revenues, net of royalties (note 14)	$228,908	$310,929

Expenses
Production and operating	87,755	68,835
Transportation and blending	25,622	44,903
Exploration and evaluation (note 4)	2,351	10,610
Depletion and depreciation	174,127	88,593
General and administrative	17,055	11,899
Share-based compensation (note 11)	8,004	7,855
Financing costs (note 15)	29,410	12,589
Financial derivatives (gain) (note 17)	(13,662)	(7,078)
Foreign exchange loss (note 16)	97,055	4,518
Divestiture of oil and gas properties loss	1,854	—
	429,571	242,724
Net income (loss) before income taxes	(200,663)	68,205
Income tax (recovery) expense (note 13)
Current income tax expense	16,935	—
Deferred income tax (recovery) expense	(41,682)	20,364
	(24,747)	20,364
Net income (loss) attributable to shareholders	$(175,916)	$47,841
Other comprehensive income
Foreign currency translation adjustment	240,918	10,207
Comprehensive income	$65,002	$58,048

Net income (loss) per common share (note 12)
Basic	$(1.04)	$0.38
Diluted	$(1.04)	$0.38

Weighted average common shares (note 12)
Basic	168,607	125,939
Diluted	168,607	127,250

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2013	$2,004,203	$53,081	$1,484	$(776,283)	$1,282,485
Dividends to shareholders	—	—	—	(83,257)	(83,257)
Exercise of share rights	5,081	(2,747)	—	—	2,334
Vesting of share awards	14,626	(14,626)	—	—	—
Share-based compensation	—	7,855	—	—	7,855
Issued pursuant to dividend reinvestment plan	22,639	—	—	—	22,639
Comprehensive income for the period	—	—	10,207	47,841	58,048
Balance at March 31, 2014	$2,046,549	$43,563	$11,691	$(811,699)	$1,290,104
Balance at December 31, 2014	3,580,825	31,067	199,575	(1,304,690)	2,506,777
Dividends to shareholders	—	—	—	(50,649)	(50,649)
Vesting of share awards	14,002	(14,002)	—	—	—
Share-based compensation	—	8,004	—	—	8,004
Issued pursuant to dividend reinvestment plan	10,545	—	—	—	10,545
Comprehensive income (loss) for the period	—	—	240,918	(175,916)	65,002
Balance at March 31, 2015	$3,605,372	$25,069	$440,493	$(1,531,255)	$2,539,679

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Condensed Consolidated Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

	Three Months Ended March 31
	2015	2014

CASH PROVIDED BY (USED IN):
Operating activities
Net income (loss) for the period	$(175,916)	$47,841
Adjustments for:
Share-based compensation (note 11)	8,004	7,855
Unrealized foreign exchange loss (note 16)	101,316	6,456
Exploration and evaluation	2,351	10,610
Depletion and depreciation	174,127	88,593
Unrealized financial derivatives loss (gain) (note 17)	88,172	(12,825)
Divestitures of oil and gas properties loss	1,854	—
Deferred income tax (recovery) expense	(41,682)	20,364
Financing costs (note 15)	29,410	12,589
Change in non-cash working capital	26,300	(55,980)
Asset retirement obligations settled (note 9)	(4,446)	(3,896)
	209,490	121,607

Financing activities
Payment of dividends	(40,015)	(60,386)
Increase in secured bank loan	—	77,193
Increase in unsecured bank loan	99,071	—
Redemption of long-term debt	(10,372)	—
Issuance of common shares related to share rights (note 10)	—	2,334
Interest paid	(21,590)	(17,311)
	27,094	1,830

Investing activities
Additions to exploration and evaluation assets (note 4)	(2,043)	(7,320)
Additions to oil and gas properties (note 5)	(145,386)	(165,105)
Property acquisitions, net of divestitures	(1,550)	(673)
Current income tax expense on divestiture	(8,181)	—
Additions to other plant and equipment, net of disposals	4,370	(757)
Change in non-cash working capital	(80,959)	33,531
	(233,749)	(140,324)
Impact of foreign currency translation on cash balances	985	859
Change in cash	3,820	(16,028)
Cash, beginning of period	1,142	18,368
Cash, end of period	$4,962	$2,340

See accompanying notes to the condensed interim consolidated financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Financial Statements
As at March 31, 2015 and December 31, 2014 and for the three months ended March 31, 2015 and 2014
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.	REPORTING ENTITY
Baytex Energy Corp. (the “Company” or “Baytex”) is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company’s common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.	BASIS OF PRESENTATION
The condensed interim unaudited consolidated financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (the "IASB"). These consolidated financial statements do not include all the necessary annual disclosures as prescribed by International Financial Reporting Standards ("IFRS") and should be read in conjunction with the annual audited consolidated financial statements as of December 31, 2014. The Company's accounting policies are unchanged compared to December 31, 2014. The use of estimates and judgments is also consistent with the December 31, 2014 financial statements.

The consolidated financial statements were approved by the Board of Directors of Baytex on May 4, 2015.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated. Prior period financial statement amounts have been reclassified to conform with current period presentation.

3. SEGMENTED FINANCIAL INFORMATION

Baytex's reportable segments are determined based on the Company's geographic locations.

•	Canada includes the exploration for, and the development and production of, crude oil and natural gas in Western Canada.

•
U.S. includes the exploration for, and the development and production of, crude oil and natural gas in the state of Texas, USA and, for the comparative period, the state of North Dakota, USA. The Texas assets were acquired on June 11, 2014. The North Dakota assets were sold on September 24, 2014.

•	Corporate includes corporate activities and items not allocated between operating segments.

	Canada		U.S.		Corporate		Consolidated
Three Months Ended March 31	2015	2014	2015	2014	2015	2014	2015	2014

Revenues, net of royalties	$121,225	$293,966	$107,683	$16,963	$—	$—	$228,908	$310,929

Expenses
Production and operating	60,574	63,933	27,181	4,902	—	—	87,755	68,835
Transportation and blending	25,622	44,903	—	—	—	—	25,622	44,903
Exploration and evaluation	2,351	7,065	—	3,545	—	—	2,351	10,610
Depletion and depreciation	75,117	81,446	98,384	6,610	626	537	174,127	88,593
General and administrative	—	—	—	—	17,055	11,899	17,055	11,899
Share-based compensation	—	—	—	—	8,004	7,855	8,004	7,855
Financing costs	—	—	—	—	29,410	12,589	29,410	12,589
Financial derivatives (gain)	—	—	—	—	(13,662)	(7,078)	(13,662)	(7,078)
Foreign exchange loss	—	—	—	—	97,055	4,518	97,055	4,518
Divestiture of oil and gas properties loss (gain)	2,074	—	(220)	—	—	—	1,854	—
	165,738	197,347	125,345	15,057	138,488	30,320	429,571	242,724
Net income (loss) before income taxes	(44,513)	96,619	(17,662)	1,906	(138,488)	(30,320)	(200,663)	68,205
Income tax expense
Current income tax expense	16,935	—	—	—	—	—	16,935	—
Deferred income tax (recovery) expense	(15,054)	25,595	(18,261)	30	(8,367)	(5,261)	(41,682)	20,364
	1,881	25,595	(18,261)	30	(8,367)	(5,261)	(24,747)	20,364
Net income (loss)	$(46,394)	$71,024	$599	$1,876	$(130,121)	$(25,059)	$(175,916)	$47,841
Total oil and natural gas capital expenditures(1)	$22,683	$154,569	$126,296	$18,529	$—	$—	$148,979	$173,098
(1) Includes acquisitions and divestitures.

As at	March 31, 2015	December 31, 2014
Canadian assets	$2,342,601	$2,398,241
U.S. assets	3,925,324	3,598,192
Corporate assets	151,997	234,163
Total consolidated assets	$6,419,922	$6,230,596

4.	EXPLORATION AND EVALUATION ASSETS

Cost
As at December 31, 2013	$162,987
Capital expenditures	15,824
Corporate acquisition	391,127
Property acquisition	12,489
Exploration and evaluation expense	(17,743)
Transfer to oil and gas properties	(10,443)
Divestitures	(40,306)
Foreign currency translation	28,105
As at December 31, 2014	$542,040
Capital expenditures	2,043
Exploration and evaluation expense	(2,351)
Transfer to oil and gas properties	(992)
Divestitures	(15)
Foreign currency translation	38,942
As at March 31, 2015	$579,667

5.	OIL AND GAS PROPERTIES

Cost
As at December 31, 2013	$3,223,768
Capital expenditures	750,247
Corporate acquisition	2,520,612
Property acquisitions	85,600
Transferred from exploration and evaluation assets	10,443
Change in asset retirement obligations	69,844
Divestitures	(426,477)
Foreign currency translation	197,723
As at December 31, 2014	6,431,760
Capital expenditures	145,386
Transferred from exploration and evaluation assets	992
Change in asset retirement obligations	25,089
Divestitures	(289)
Foreign currency translation	285,581
As at March 31, 2015	$6,888,519

Accumulated depletion
As at December 31, 2013	$1,000,982
Depletion for the period	532,825
Divestitures	(96,916)
Foreign currency translation	10,953
As at December 31, 2014	$1,447,844
Depletion for the period	173,380
Foreign currency translation	19,717
As at March 31, 2015	$1,640,941

Carrying value
As at December 31, 2014	$4,983,916
As at March 31, 2015	$5,247,578

6.	GOODWILL

As at December 31, 2013	$37,755
Acquired goodwill	615,338
Impairment	(449,590)
Foreign currency translation	41,562
As at December 31, 2014	$245,065
Foreign currency translation	22,857
As at March 31, 2015	$267,922

7.	BANK LOAN

	March 31, 2015	December 31, 2014
Bank loan	$775,874	$663,312

Baytex has established revolving extendible unsecured credit facilities with its bank lending syndicate that include a $50 million operating loan, a $950 million syndicated loan for Baytex and a US$200 million syndicated loan for its wholly-owned subsidiary, Baytex Energy USA, Inc., (collectively, the "Revolving Facilities"). The revolving period under the Revolving Facilities will end on June 4, 2018 and is extendible.

The Revolving Facilities contain standard commercial covenants for facilities of this nature and are guaranteed by Baytex and its subsidiaries. In the event that Baytex exceeds any of the covenants under the Revolving Facilities, its ability to pay dividends to its shareholders, borrow funds or increase the facilities may be restricted. Baytex is in compliance with all covenants at March 31, 2015.

The weighted average interest rate on the bank loan for the three months ended March 31, 2015 was 2.79% (4.33% for the three months ended March 31, 2014).

8.LONG-TERM DEBT

	March 31, 2015	December 31, 2014
9.875% notes (US$7,900 – principal) due February 15, 2017	$—	$9,737
7.500% notes (US$6,400 – principal) due April 1, 2020	8,894	8,167
6.750% notes (US$150,000 – principal) due February 17, 2021	188,333	172,207
5.125% notes (US$400,000 – principal) due June 1, 2021	501,503	458,554
6.625% notes (Cdn$300,000 – principal) due July 19, 2022	294,990	294,859
5.625% notes (US$400,000 – principal) due June 1, 2024	498,157	455,508
Total long-term debt	$1,491,877	$1,399,032

On February 27, 2015, the Company redeemed all of the outstanding 9.875% notes due February 15, 2017 for US$8.3 million plus accrued interest.

Each of the outstanding notes are redeemable in accordance with the redemption provisions contained in the respective indenture agreements. Baytex has recognized the fair value of this redemption feature as a derivative financial asset. The fair value has been estimated using a valuation model that considers current bond prices and the spreads associated with the outstanding notes compared to the fixed redemption rates. A financial derivative gain of $1.9 million for the three months ended March 31, 2015 (three months ended March 31, 2014 - $nil) has been recorded. As at March 31, 2015, a $2.4 million asset has been included in financial derivatives (December 31, 2014 - $0.5 million asset) representing the aggregate fair value of the redemption feature on all notes.

9.	ASSET RETIREMENT OBLIGATIONS

	March 31, 2015	December 31, 2014
Balance, beginning of period	$286,032	$221,628
Liabilities incurred	1,278	18,516
Liabilities settled	(4,446)	(14,528)
Liabilities divested, net of acquisitions	(41)	(21,817)
Accretion	1,618	7,251
Change in estimate(1)	(3,449)	31,599
Changes in discount rates and inflation rates	27,301	42,763
Foreign currency translation	1,890	620
Balance, end of period	$310,183	$286,032

(1)	Changes in the estimated costs, the timing of abandonment and reclamation and the status of wells are factors resulting in a change in estimate.

10.	SHAREHOLDERS' CAPITAL
The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at March 31, 2015, no preferred shares have been issued by the Company and all common shares issued were fully paid.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2013	125,392	$2,004,203
Issued on exercise of share rights	683	11,298
Transfer from contributed surplus on exercise of share rights	—	14,369
Transfer from contributed surplus on vesting and conversion of share awards	842	35,108
Issued for cash	38,433	1,495,044
Issuance costs, net of tax	—	(78,468)
Issued pursuant to dividend reinvestment plan	2,757	99,271
Balance, December 31, 2014	168,107	$3,580,825
Transfer from contributed surplus on vesting and conversion of share awards	334	14,002
Issued pursuant to dividend reinvestment plan	560	10,545
Balance, March 31, 2015	169,001	$3,605,372

The Company declared monthly dividends of $0.10 per common share for the three months ended March 31, 2015. During the three months ended March 31, 2015 and 2014, total dividends of $50.6 million ($41.5 million net of dividend reinvestment) and $83.3 million ($63.4 million net of dividend reinvestment), respectively, were declared.

On March 11, 2015, the Company announced an equity financing which closed subsequent to March 31, 2015. At closing on April 2, 2015, Baytex issued 36,455,000 common shares for aggregate gross proceeds of approximately $632.5 million. The net proceeds of approximately $606.0 million were used to repay a portion of the bank loan.

11.	EQUITY-BASED PLANS
Share Award Incentive Plan

The Company recorded compensation expense related to the share awards of $8.0 million for the three months ended March 31, 2015 (three months ended March 31, 2014 - $7.9 million).

The estimated weighted average fair value for the share awards at the measurement date is $17.11 per award granted during the three months ended March 31, 2015 (three months ended March 31, 2014 - $40.36 per award).

The number of share awards outstanding is detailed below:

(000s)	Number of restricted awards	Number of performance awards	Total number of share awards
Balance, December 31, 2013	723	580	1,303
Granted	533	483	1,016
Vested and converted to common shares	(320)	(258)	(578)
Forfeited	(189)	(190)	(379)
Balance, December 31, 2014	747	615	1,362
Granted	594	484	1,078
Vested and converted to common shares	(138)	(102)	(240)
Forfeited	(42)	(31)	(73)
Balance, March 31, 2015	1,161	966	2,127

Share Rights Plan

All outstanding share rights are fully expensed and exercisable. As at March 31, 2015, there were 22,500 share rights outstanding with a weighted average exercise price of $24.71 per share right.

12.	NET INCOME (LOSS) PER SHARE

	Three Months Ended March 31
	2015			2014
	Net loss	Common shares (000s)	Net loss per share	Net income	Common shares (000s)	Net income per share
Net income (loss) - basic	$(175,916)	168,607	$(1.04)	$47,841	125,939	$0.38
Dilutive effect of share awards	—	—	—	—	1,047	—
Dilutive effect of share rights	—	—	—	—	264	—
Net income (loss) - diluted	$(175,916)	168,607	$(1.04)	$47,841	127,250	$0.38

For the three months ended March 31, 2015, 1.3 million share awards were anti-dilutive (three months ended March 31, 2014 there were no anti-dilutive share awards or share rights).

13.	INCOME TAXES
The provision for income taxes has been computed as follows:

	Three Months Ended March 31
	2015	2014
Net income before income taxes	$(200,663)	$68,205
Expected income taxes at the statutory rate of 25.47% (2014 - 25.47%)	(51,109)	17,372
Increase (decrease) in income taxes resulting from:
Share-based compensation	2,039	2,000
Non-taxable portion of foreign exchange loss	13,093	796
Effect of rate adjustments for foreign jurisdictions	(12,378)	(394)
Effect of change in valuation allowance	23,882	—
Other	(274)	590
Income tax (recovery) expense	$(24,747)	$20,364

14.	REVENUES

	Three Months Ended March 31
	2015	2014
Petroleum and natural gas revenues	$282,774	$384,422
Royalty expenses	(56,707)	(74,880)
Royalty income	610	1,387
Other income	2,231	—
Revenues, net of royalties	$228,908	$310,929

15.	FINANCING COSTS

	Three Months Ended March 31
	2015	2014
Bank loan and other	$5,418	$2,904
Long-term debt	22,374	7,944
Accretion on asset retirement obligations	1,618	1,741
Financing costs	$29,410	$12,589

16.	SUPPLEMENTAL INFORMATION
Foreign Exchange

	Three Months Ended March 31
	2015	2014
Unrealized foreign exchange loss	$101,316	$6,456
Realized foreign exchange (gain)	(4,261)	(1,938)
Foreign exchange loss	$97,055	$4,518

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
At March 31, 2015, the Company had in place the following currency derivative contracts relating to operations:

Type	Period	Amount per month	Sales Price	Reference
Monthly average rate forward	April 2015 to June 2015	US$2.00 million	1.1379	(1)
Monthly forward spot sale	April 2015 to June 2015	US$1.00 million	1.1150	(2)
Monthly range forward spot sale	April 2015 to June 2015	US$1.00 million	1.1000-1.1550	(1)(3)
Contingent monthly forward spot sale	April 2015 to June 2015	US$1.00 million	1.1550	(1)(4)
Monthly range forward spot sale	April 2015 to June 2015	US$1.00 million	1.1000-1.1618	(1)(3)
Contingent monthly forward spot sale	April 2015 to June 2015	US$1.00 million	1.1618	(1)(4)
Monthly forward spot sale	April 2015 to December 2015	US$4.00 million	1.1075	(2)
Monthly average rate forward	April 2015 to December 2015	US$13.50 million	1.1011	(1)
Monthly range forward spot sale	April 2015 to December 2015	US$1.00 million	1.1000-1.1674	(1)(3)
Contingent monthly forward spot sale	April 2015 to December 2015	US$1.00 million	1.1674	(1)(4)

(1)	Based on the weighted average contract rates (CAD/USD).

(2)	Actual contract rate (CAD/USD).

(3)
Settlement at or below the lower end of the price collar results in settlement at the lower end of the price collar. Settlement above the lower end of the price collar results in settlement at the higher end of the price collar.

(4)	Settlement required if settlement price is above the strike price; contract entered into simultaneously with monthly average range forward contract or monthly range forward spot sale.
The carrying amounts of the Company’s U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
U.S. dollar denominated	US$202,933	US$329,716	US$1,320,996	US$1,295,391

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company's risk management policy, financial derivatives are not to be used for speculative purposes.

Financial Derivative Contracts

At March 31, 2015, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	April 2015 to June 2015	6,000 bbl/d	US$96.63	WTI
Fixed - Sell	April 2015 to December 2015	4,000 bbl/d	US$95.98	WTI
Fixed - Sell	April 2015	5,000 bbl/d	US$53.18	WTI
Fixed - Sell	May 2015	1,500 bbl/d	US$54.75	WTI
Bought US$90.66/80.00 put spread(2)	April 2015	5,733 bbl/d	WTI plus US$10.66/bbl	WTI
Bought US$90.01/80.00 put spread(2)	May 2015	5,355 bbl/d	WTI plus US$10.01/bbl	WTI
Bought US$91.12/80.00 put spread(2)	June 2015	5,367 bbl/d	WTI plus US$11.12/bbl	WTI
Bought US$90.00/80.00 put spread(2)	July 2015	5,032 bbl/d	WTI plus US$10.00/bbl	WTI
Bought US$90.00/80.00 put spread(2)	August 2015	4,903 bbl/d	WTI plus US$10.00/bbl	WTI

(1)	Based on the weighted average price/unit for the remainder of the contract.

(2)	These premiums are in effect for WTI index averages of US$80.00 or less. As the WTI index climbs towards the upper put spread limit, the premium erodes to no value.

Natural Gas	Period	Volume	Price/Unit(1)	Index
Fixed - Sell	April 2015 to December 2015	5,000 mmBtu/d	US$2.95	NYMEX
Fixed - Sell	April 2015 to December 2015	5,000 GJ/d	$2.80	AECO

(1)	Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the consolidated statements of income (loss) and comprehensive income:

	Three Months Ended March 31
	2015	2014
Realized financial derivatives (gain) loss	$(101,834)	$5,747
Unrealized financial derivatives loss (gain)	88,172	(12,825)
Financial derivatives (gain)	$(13,662)	$(7,078)

Included in unrealized loss (gain) on financial derivatives for the three months ended March 31, 2015 is a gain of $1.9 million (three months ended March 31, 2014 - $nil) related to the redemption feature on outstanding senior unsecured notes included in long-term debt (note 8).

Physical Delivery Contracts

At March 31, 2015, Baytex had committed to deliver the volumes of raw bitumen noted below to market on rail:

	Period	Term Volume
Raw bitumen	April 2015 to December 2015	2,300 bbl/d